Exhibit (a)(1)(M)
HLTH CORPORATION
NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS
RE: OFFER TO PURCHASE COMMON STOCK OF HLTH CORPORATION
October 27, 2008
Dear Holders of Options to Purchase HLTH Common Stock:
     As you may already know, HLTH Corporation (“HLTH”) has recently announced an offer to purchase up to 80,000,000 shares of its common stock, $0.0001 par value per share, at a price of $8.80 per share, without interest (the “Tender Offer”). The Tender Offer is subject to a number of terms and conditions that are described in offering documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before Tuesday, November 25, 2008, the deadline for participating in the Tender Offer. This letter provides a brief overview of the Tender Offer and the steps you need to take if you wish to participate.
Procedure For Option Holders to Participate
     The Tender Offer is generally being made to HLTH’s stockholders. Because you hold vested options (or hold options that will vest before the Tender Offer expires), you may participate in the Tender Offer by first exercising your vested stock options and then tendering your shares in accordance with the terms and conditions of the Tender Offer documents.
     If you need assistance in exercising your vested stock options, please contact Sandra Keahey at (201) 703-3492 or skeahey@hlth.com and Cecilia Kim at (201) 703-3483 or ckim@hlth.com in HLTH’s finance department. They can provide you with a summary of your stock option grants, including the grant date, exercise price, vesting dates, number of vested shares, and expiration date. They also can tell you how to exercise your vested stock options.
     Following the exercise of your stock options, you will receive shares of HLTH common stock that you may tender in the Tender Offer if you so choose. You should evaluate all of the Tender Offer documents to determine if participation would be advantageous to you. The Tender Offer documents consist of (1) an Offer to Purchase dated October 27, 2008 and (2) a related Letter of Transmittal. You can obtain a copy of the Tender Offer documents from Innisfree M&A Incorporated, the information agent for the Tender Offer, at (888) 750-5834 (toll-free). The Offer to Purchase sets forth all of the terms and conditions of the Tender Offer, some of which are summarized below. The related Letter of Transmittal is the form you would use to tell HLTH you wish to participate in the Tender Offer. If you have the shares that you receive upon exercise of options deposited into a brokerage account, the brokerage firm will have to tender the shares on your behalf and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your stock options and participating in the Tender Offer, you should contact Innisfree or your broker as soon as possible.
     Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Tender Offer, are entirely your decision. HLTH’s board of directors has approved the making of the Tender Offer. However, neither HLTH nor its board of directors is making any recommendation as to whether you should exercise your stock options or participate in the Tender Offer. You should review the Offer to Purchase and the related Letter of Transmittal, and consult your own personal advisors, before determining whether to exercise options and whether to participate in the Tender Offer.
     If you do decide to exercise your vested stock options and participate in the Tender Offer, you should be aware that the Tender Offer expires at 5:00 p.m., New York City time, on Tuesday, November 25, 2008 unless extended by HLTH. In addition, as noted above, if the shares you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for receipt of your instruction to them to tender the shares in your account.
     If you wish to exercise all or a portion of your stock options in order to tender the underlying shares in the Tender Offer, you must exercise your stock options early enough to allow HLTH to facilitate your exercise and to transfer the shares to you before the Tender Offer expires. You should note that an option exercise procedure can take several days so you should plan your decisions accordingly.
     If you do elect to exercise your stock options, the exercise is not revocable, even if your shares are not accepted in the Tender Offer.
Summary of Terms of the Tender Offer
     The terms and conditions of the Tender Offer are fully set forth in the Offer to Purchase and related Letter of Transmittal, available as described above. The summary set forth below is intended to provide you with a brief overview of the Tender Offer so that you can determine whether you want to obtain a copy of the Tender Offer documents for further review.
     HLTH will, upon the terms and subject to the conditions of the Tender Offer, pay $8.80 per share, less any applicable withholding taxes and without interest, for the shares of common stock validly tendered pursuant to the Tender Offer and not properly withdrawn. HLTH reserves the right to purchase an additional number of shares in excess of the 80,000,000 share maximum, not to exceed 2% of its outstanding shares of common stock, subject to applicable legal requirements, without extending the Tender Offer. If more than 80,000,000 shares have been validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on Tuesday, November 25, 2008 (the current expiration date unless HLTH extends the Tender Offer), HLTH will purchase shares in accordance with the terms and conditions of the Tender Offer. These terms and conditions generally provide that HLTH will first accept shares tendered by smaller shareholders (individuals who own fewer than 100 shares), provided these individuals validly tender all of their shares, and then will accept shares properly tendered on a pro rata basis. The Tender Offer is also conditioned on a minimum of 40,000,000 shares of HLTH stock being properly tendered and not withdrawn as of the Tender Offer expiration date (the “Minimum Requirement”).
     If you exercise any of your vested stock options, and HLTH does not accept the tender of all or of any of your shares for any reason, including, without limitation, oversubscription or termination of the Tender Offer due to a failure to satisfy the Minimum Requirement, you will not be able to rescind your stock option exercise.
Tax Implications
     You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your stock options and tendering shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Tender Offer. In particular, if your stock options are intended to be “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), you should discuss with your tax advisor any implications of exercising your options and tendering the shares into the Tender Offer in light of the applicable holding periods under Section 422 of the Code.
THE TENDER OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE
ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF SHARES IN ANY
JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD
NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

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